 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* FINOVA Capital Corporation (Last) (First) (Middle) 4800 N. Scottsdale Road (Street) Scottsdale, AZ 85251 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Aquis Communications Group, Inc. 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) 94-1278569	4. Statement for Month/Day/Year December/2002 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director   X 10% Owner
   Officer (give title below)        Other (specify below)

Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock	12/12/02		C(1)	V	143,671,590	A	$(1)	143,671,590	I	By Desert Communications I, LLC

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Convertible Preferred Stock	(1)	12/12/02		J(1)	V		143,671.59	8/12/02	8/12/12	Common Stock	143,671,590	$(1)	0	I	By Desert Communications I, LLC
Series A Stock Purchase Warrant	$.01							8/12/02	8/12/12	Common Stock	192,206,258	$(2)	192,206,258	I	By Desert Communications I, LLC
Series B Stock Purchase Warrant	$.01							(3)	(3)	Common Stock	22,394,842	$(3)	22,394,842	I	By Desert Communications I, LLC
Explanation of Responses:

(1) The 143,671.59 shares of Series A Convertible Preferred Stock beneficially owned by Desert Communications I, LLC ("Desert") automatically converted into 143,671,590 shares of Common Stock upon the amendment of the Issuer's Certificate of Incorporation to increase the number of authorized shares of the Issuer's Common Stock to such number as will permit such conversion which was filed with the Delaware Secretary of State on December 12, 2002.
(2) See Exhibit A attached.
(3) See Exhibit A attached.

                                       EXHIBIT A

(2) The warrant becomes exercisable upon the first to occur of: (i) the sale of all or substantially all of the assets or capital stock of the Issuer, or the merger, consolidation or reorganization of the Issuer; (ii) the sale of in excess of 50% of the capital stock of the Issuer; (iii) a default by the Issuer under that certain Restructuring Loan Agreement between FINOVA Capital Corporation ("FINOVA"), a Delaware corporation and the sole member of Desert, and Aquis Wireless Communications, Inc., a Delaware corporation and the Issuer's operating subsidiary, dated August 12, 2002, or under that certain AMRO Agreement between the Issuer and AMRO International, S.A., dated July 1, 2002; and (iv) September 30, 2005.

(3) The warrant expires on the earlier of: (i) August 12, 2012; and (ii) the time upon which the Issuer fully repays (from sources other than refinancings, except in the amount of that certain senior secured promissory note in principal amount of $7,000,000 issued by the Issuer to FINOVA on August 12, 2002 (the "Tranche A Note") then outstanding with payment terms similar to the Tranche A Note) all of its obligations under and pursuant to the Tranche A Note prior to the occurrence of the events described in (i), (ii), and (iii) of Item (2) of Explanation of Responses.

By: /s/ Philip S. Clark 1/10/03 ** Signature of Reporting Person Date SEC 1474 (9-02)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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